Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS

The Jaguar Uranium Corp.

The purpose of this Code of Business Conduct and Ethics (the “Code”) is to provide a framework for making ethical business decisions in the course of Jaguar Uranium Corp.’s and its subsidiaries’ (collectively, the “Company”) business, to establish the importance of exercising sound, ethical judgement and to recognize the shared values we have with our shareholders, employees, and other third parties with whom we do business. All directors, officers, employees and agents of the Company, and members of their immediate family, are subject to this Code.

Any waiver of the application of this Code must be approved by the Board of Directors of the Company (the “Board”) or its designated committee and must be disclosed to the extent required by law or regulation.

The obligations set forth in this Code must be read together with the Company’s Related Party Transactions Policy, the Company’s Insider Trading Policy, and other Company policies and procedures. If, after reviewing this Code, you still have questions, you should reach out to a manager or supervisor or any other resource identified in this Code.

REPUTATION AND VALUES

The reputation of the Company is one of its most important assets. The Company’s reputation is built through the conduct of directors, officers, employees, consultants, contractors, and agents (collectively, “Personnel”) in the dealings on behalf of the Company. Jaguar Uranium expects its reputation to be beyond reproach, and one that all stakeholders can be proud of. Jaguar Uranium’s reputation is built on the following core values and beliefs:

1.	Honesty - Transparent and clear with self and others; open to giving and receiving feedback;

2.	Resilience – Agile and entrepreneurial – nimble with the structure to pivot. Jaguar Uranium is committed to the long-term;

3.	Respect – Treat others in the way we want to be treated and without judgement;

4.	Accountability – Clear in our expectations, open, we have ownership of our work and execute with excellence.

Jaguar Uranium expects and requires its Personnel to:

●	be professional;

●	behave honestly and ethically;

●	act with integrity;

●	ask questions if you are not sure about the appropriate action;

●	be accountable for your actions;

●	when acting on behalf of Jaguar Uranium, afford those with whom you encounter respect and courtesy;

●	maintain confidentiality, where required, to ensure the protection of corporate, personal and third party information;

●	take responsible steps to avoid any conflicts of interest, either real or perceived;

●	behave in ways which uphold and reflect Jaguar Uranium’s values;

●	never use one’s power or status in an effort to gain undue benefit or advantage over others;

●	act respectfully in every way with communities and the environment; and

●	always comply with the law and relevant rules and regulations.

COMPLIANCE WITH THE CODE

The Code reflects Jaguar Uranium’s commitment to the highest standards of governance and ethics. As such, Personnel are required to:

●	comply with the Code;

●	assist and co-operate with audits and investigations related to the Code and other polices of the Company; and

●	promptly report violations of the code.

The Code is designed to foster a consistent and high standard of ethical behavior by Jaguar Uranium’s Personnel and is Jaguar Uranium’s guide in its relationships with internal and external parties. All Personnel are expected to conduct themselves by, and be familiar with, the Code. Any violation of the Code can result in disciplinary action, including dismissal. It is the Company’s responsibility to ensure that any individuals who report violations of this Code are treated fairly and with respect.

SOME EXAMPLES OF THE APPLICATION OF OUR CODE OF BUSINESS CONDUCT AND ETHICS:

CONFLICTS OF INTEREST

Our Responsibilities

Personnel may experience situations during the course of their employment that represent a conflict of interest. A conflict of interest exists whenever individual interests interfere or conflict (or even appear to interfere or conflict) with the interests of Jaguar Uranium in a way that may adversely influence Personnel’s objectivity, ability to perform Jaguar Uranium work effectively, or the exercise of sound, ethical business judgment. Conflicts of interest can also arise when Personnel, or a member of their family, receive improper personal benefits as a result of their position at Jaguar Uranium. No Personnel should improperly benefit, directly or indirectly, from their status as Personnel of Jaguar Uranium, or from any decision or action by Jaguar Uranium where they are in a position to influence.

By way of example, a conflict of interest may arise if any Personnel:

●	has a material personal interest in a transaction or agreement involving Jaguar Uranium;

●	accepts a loan, or a guarantee of an obligation, from Jaguar Uranium;

●	accepts a gift, service, payment or other benefit (other than a nominal gift) from a competitor, supplier or customer of Jaguar Uranium, or any person, entity or organization with which Jaguar Uranium does business or seeks or expects to do business;

●	lends to, borrows from, or has a material interest in a competitor, supplier or customer of Jaguar Uranium, or any entity or organization with which Jaguar Uranium does business or seeks or expects to do business (other than routine investments in publicly traded companies or borrowing from financial institutions);

●	knowingly competes with Jaguar Uranium or diverts a business opportunity from Jaguar Uranium;

●	serves as an officer, director, employee, consultant or in any management capacity in an entity or organization with which Jaguar Uranium does business or seeks or expects to do business (other than routine business involving immaterial amounts, in which the individual has no decision-making or other role);

●	has a material interest in an entity or organization with which Jaguar Uranium does business or seeks or expects to do business; or

●	participates in a venture in which Jaguar Uranium has expressed an interest.

Personnel are expected to use common sense and good judgment in deciding whether a potential conflict of interest may exist. In the event of a potential conflict of interest, Personnel should notify the Company and clear any potential conflicts in writing.

GIFTS, BENEFITS AND ENTERTAINMENT

Our Responsibilities

Personnel at Jaguar Uranium are expected to act responsibly and with integrity when making a decision on whether to accept the offer of a gift, benefit or entertainment. Gifts should not be accepted if they could be reasonably considered to be extravagant for an individual in the position of the recipient, and Personnel must avoid the appearance and the act of improperly influencing business relationships with the organizations or individuals with whom they deal. If there is any doubt in a Personnel’s mind about any gift, the Personnel should discuss it with their supervisor.

Personnel shall not furnish, on behalf of Jaguar Uranium, expensive gifts or provide excessive benefits to other persons. To illustrate the standard that the Company expects you to maintain, the following conduct is expressly prohibited:

●	Payment or receipt of kickbacks or other improper payments for obtaining business for or from the Company;

●	Payment of bribes to government officials to obtain favorable rulings; and

●	Any other activity that would similarly degrade the reputation or integrity of the Company.

It is the Company’s policy to comply strictly with laws governing the offering of gratuities and other items of value to federal, state, and local government employees.

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. Therefore, this policy strictly prohibits illegal payments to government officials of any country.

In addition, there are a number of federal and state laws and regulations governing the receipt of business gratuities by U.S. or state government personnel. The promise, offer, or delivery to an official or employee of the U.S. government or a state government of a gift, favor, or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. Local governments, as well as foreign governments, may have similar rules. You must consult with the Company prior to making any such gifts.

HONESTY, INTEGRITY AND THE LAW

Our Responsibilities

Personnel are expected to act honestly, with integrity and to comply with the law at all times. Dishonest, unethical or illegal behavior will have a negative impact on Jaguar Uranium and its reputation. Compliance with both the letter and spirit of all laws, rules and regulations applicable to Jaguar Uranium’s business is critical to its reputation and continued success. All Personnel must respect and obey the laws of the cities, provinces, states and countries in which we operate and avoid even the appearance of impropriety. Personnel who fail to comply with this Code and applicable laws will be subject to disciplinary measures, up to and including dismissal.

HEALTH, SAFETY AND ENVIRONMENT

Our Responsibilities

Jaguar Uranium believes environmental responsibility, a safe and healthy workplace, and reliable operations are integral to generating benefits for our investors, stakeholders, Personnel and the communities where we operate. Jaguar Uranium demonstrates its accountability in the areas of health, safety and the environment (“HSE”) by managing risk and complying with HSE laws and regulations and recognized industry standards. All Personnel are expected to make health and safety a top priority and to comply with all applicable HSE laws, regulations, permits and other requirements, follow work instructions or procedures on HSE and risk management, and apply our training to protect others, the environment and ourselves.

Directors, officers and employees must promptly report to their respective supervisor or other appropriate people all environmental, health and safety incidents and report to work fit to perform their duties and be free of the effects of alcohol or drugs at work.

PERSONNEL RELATIONS

Our Responsibilities

All Personnel of Jaguar Uranium shall be treated with respect and dignity. Jaguar Uranium is an equal opportunity employer and shall not permit its Personnel to discriminate against Personnel or potential directors, officers or employees on the basis of race, creed, religion, color, sex, sexual orientation, marital status, family status, disability, physical size or weight, age, nationality, ancestry or place of origin, or any other characteristic protected by Canadian or provincial laws and regulations, as applicable.

Jaguar Uranium will make reasonable accommodations for its Personnel in compliance with applicable laws and regulations. Jaguar Uranium is committed to actions and policies to ensure fair employment, including equal treatment in hiring, promoting, training, compensation, termination and corrective action and will not tolerate discrimination.

PUBLIC RELATIONS

Our Responsibilities

Unless Personnel are specifically authorized to represent Jaguar Uranium to the media, they may not respond to media inquiries or requests for information. This includes newspapers, magazines, trade publications, radio and television as well as any other external sources requesting information about Jaguar Uranium. Any media contact on any topic should be immediately referred to the designated spokespersons identified in the Company’s Disclosure Policy. Personnel must be careful not to disclose confidential, personal or business information through public or casual discussions with the media or others.

OUTSIDE BUSINESS ACTIVITIES

Our Responsibilities

Personnel may not take for themselves personally opportunities that are discovered through the use of Jaguar Uranium assets, information or position. Personnel may not participate in outside business or financial activities that compete directly with Jaguar Uranium. Personnel may not use Jaguar Uranium assets or information or their position with Jaguar Uranium at any time, for personal gain. Personnel owe a duty to Jaguar Uranium to advance its legitimate business interests when the opportunity to do so arises.

It is expected that Personnel will not participate in an outside business that distracts the performance of their role and function at Jaguar Uranium as governed by their employment agreement, or businesses that supply services or have business dealings with Jaguar Uranium where there is a possibility of preferential treatment being received by virtue of the Personnel’s position.

FAIR DEALING

Our Responsibilities

Each Personnel should deal fairly with Jaguar Uranium’s customers, suppliers, competitors and Personnel, and should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

PRIVACY AND CONFIDENTIALITY

Our Responsibilities

The protection of information and confidentiality is extremely important to Jaguar Uranium, regardless of whether it is personal or corporate. Personnel are expected, and should expect, that personally identifiable information be treated with respect and protected from collection or disclosure without consent and the Company complies with applicable legislation governing the protection of personal information. Moreover, we are required to preserve and protect the confidentiality of corporate initiatives and intellectual property as well as business and operational plans. Personnel should exercise care when discussing what may be considered confidential or private information with other Personnel or outside parties.

INTEGRITY OF FINANCIAL INFORMATION

Our Responsibilities

Stakeholders must be provided with accurate, up-to-date financial information in order to make informed decisions. Many Jaguar Uranium Personnel contribute directly to various reporting processes that impact the integrity and accuracy of financial information, statements and management reports. All Personnel have a responsibility to ensure that financial records accurately reflect financial transactions. Adequate controls must be maintained to ensure the accuracy of financial reporting. The books and records of the Company must reflect in reasonable detail its transactions in a timely, fair and accurate manner to, among other things, permit the preparation of accurate financial statements in accordance with applicable generally accepted accounting principles and maintain recorded accountability for assets and liabilities. All Personnel responsible for maintaining the Company’s financial records must maintain the accuracy of asset and liability records by comparing the records to the existing assets and liabilities at reasonable intervals, and appropriate action must be taken with respect to any differences. All business transactions in which Personnel have participated must be properly authorized, properly recorded and supported by accurate documentation in reasonable detail. Any intentional misrepresentations, regardless of size, are a clear contravention of this Code and bring into question the integrity of the Personnel as well as the Company itself. These situations are taken extremely seriously by the Company and will be promptly dealt with.

DISCLOSURE MATTERS

Our Responsibilities

The Company is required to provide full, fair, accurate, timely and understandable disclosure in the reports and documents that it files with, or submits to, the applicable Canadian securities regulatory authorities and the applicable stock exchange(s) on which the Company’s shares may be traded from time to time, as well in other public communications made by the Company. Many Personnel contribute directly to the preparation of the Company’s public disclosures or provide information as part of the process. All such Personnel must ensure that the disclosures are prepared, and information is provided honestly, accurately, and in compliance with the Company’s various disclosure controls and procedures.

No information may be concealed from the Company’s external auditors, the Board of Directors of the Company, or the Audit Committee of the Board of Directors. It is illegal to fraudulently influence, coerce, manipulate or mislead an external auditor who is auditing the Company’s financial statements.

INSIDER TRADING / MISUSE OF FINANCIAL INFORMATION

Our Responsibilities

All non-public information about Jaguar Uranium or its partners should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. This includes but is not limited to shares or securities which the Company is evaluating, or is studying, as a possible acquisition or joint venture partner or with whom a major contract may be concluded. Use or disclosure of such information can result in civil or criminal penalties, for both the individuals involved and the Company. If you have any questions, please consult the Insider Trading Policy Administrator identified in the Company’s Insider Trading Policy.

PROTECTION AND USE OF JAGUAR URANIUM ASSETS

Our Responsibilities

All Personnel should protect and promote the responsible use of Jaguar Uranium’s assets and resources and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation.

Jaguar Uranium assets, such as proprietary information, funds, materials, supplies, products, computers, software, facilities and other assets owned or leased by Jaguar Uranium or that are otherwise in Jaguar Uranium’s possession may only be used for legitimate business purposes.

Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information are geological data and results, development and business plans, and Personnel information. The obligation to use proprietary information for legitimate business purposes only continues even after Personnel leave Jaguar Uranium. Confidential information, including all non-public information that might be of use to competitors or harmful to Jaguar Uranium if disclosed, must not be disclosed except when disclosure is authorized or legally mandated.

ANTI-BRIBERY AND ANTI-CORRUPTION

Our Responsibilities

Jaguar Uranium is fully committed to complying with Canada’s Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act and any other anti-bribery or anticorruption laws that may be applicable. Accordingly, Personnel are prohibited from paying, offering, giving, authorizing or promising either directly or indirectly, anything of value to any government official in order to secure an improper advantage, obtain or retain business, or direct business to any other person or entity. The Chief Executive Officer shall use reasonable efforts to ensure that Jaguar Uranium’s agents, advisers, consultants or anyone who otherwise provides services on Jaguar Uranium’s behalf understand and comply with this prohibition. In very limited circumstances, certain minor gifts, payments or reimbursements to government officials may be permitted, but only if approved by the Chief Executive Officer.

WORKPLACE ENVIRONMENT AND RELATIONSHIPS

Our Responsibilities

The workplace must be free from violent behavior. Threatening, intimidating or aggressive behavior, as well as bullying, subjecting to ridicule or other similar behavior toward fellow Personnel or others in the workplace will not be tolerated.

WORKPLACE VIOLENCE

Our Responsibilities

The workplace must be free from violent behavior. Threatening, intimidating or aggressive behavior, as well as bullying, subjecting to ridicule or other similar behavior toward fellow Personnel or others in the workplace will not be tolerated. No weapons of any kind will be tolerated in the workplace unless such are required for property security purposes and then only after written authorization from an officer of the Company.

WORKPLACE HARASSMENT

Our Responsibilities

Jaguar Uranium is committed to maintaining a working environment free from unlawful harassment. All Personnel must treat each other in a manner free from verbal or physical harassment. The Company is committed to providing a work environment in which all individuals are treated with respect and dignity. Harassment is against the law, and it will not be tolerated from any person in the workplace.

Jaguar Uranium is committed to maintaining a work environment where Personnel feel free to report any irregularities they witness or become aware of regarding any legal or regulatory matter, accounting, internal controls, auditing, or violations of this Code or the Respectful Workplace Policy, without the fear of retribution, retaliation, or inaction. If Personnel observe or become aware of an actual or potential violation of this Code or of any law, rule or regulation, whether committed by Personnel or by others associated with Jaguar Uranium, it is the individual’s responsibility to report the circumstances and to cooperate with any investigation by the Company. This Code is designed to provide an atmosphere of open communication for compliance issues and to ensure that an individual acting in good faith has the means to report actual or potential violations. If Personnel are unsure about the best course of action to take with respect to a particular situation, the individual is encouraged to seek guidance, using the procedures set forth in the Company’s Respectful Workplace Policy and Whistleblower Policy. Individuals who become aware of, or have any questions with respect to, any violation or potential violation of any law, rule or regulation or of this Code or the Respectful Workplace Policy, or have any concerns with respect to accounting, internal controls or auditing matters, are required to promptly report it in accordance with the Company’s Respectful Workplace Policy or Whistleblower Policy. Any reports submitted hereunder and thereunder will be promptly and thoroughly investigated and addressed in accordance with the Respectful Workplace Policy and Whistleblower Policy.

There will be no reprisals against Personnel for good faith reporting of compliance concerns or violations. Open communication of issues and concerns without fear of retribution or retaliation is vital to the successful implementation of this Code and the Respectful Workplace Policy.

REPORTING OF ANY ILLEGAL OR UNETHICAL BEHAVIOUR

Our Responsibilities

It is the responsibility of all Personnel to understand and comply with this Code.

If you observe or become aware of an actual or potential violation of this Code or of any law or regulation, whether committed by Personnel of the Company or by others associated with the Company, it is your responsibility to report the circumstances as outlined herein and to cooperate with any investigation by the Company. This Code is designed to provide an atmosphere of open communication for compliance issues and to ensure that directors, officers, employees, contractors or consultants acting in good faith have the means to report actual or potential violations.

To report actual or potential compliance infractions relating to this Code, please discuss with your supervisor or manager, or refer to the procedures provided for in the Whistleblower Policy.

WAIVERS AND AMENDMENTS

Our Responsibilities

Any waivers of this Code for directors or officers may be made only by the Board of Directors. Waivers in respect of employees, consultants, contractors or agents may be given by the Chief Executive Officer who shall report any waivers given to the Board of Directors at its next meeting.

Amendments to or waivers of the provisions in this Code will be promptly publicly disclosed in accordance with applicable laws and regulations and stock exchange rules.